February 4, 2022
Via EDGAR

Mr. Jeremy Esperon
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Dimensional ETF Trust File Nos. 333-239440 and 811-23580

Dear Mr. Esperon:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 7/11 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2021, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional US Marketwide Value ETF (the “Portfolio”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

PROSPECTUS
Prospectus Summary — Cover Page; Fees and Expenses of the Portfolio
1. Comment: On the cover page, please include the ticker symbol on the prospectus in the next filing.

Response: The Registrant has revised the disclosure accordingly.

2. Comment: With respect to the fee table and expense example, please include the final data in the comment response letter.

Response: The Registrant has attached a copy of the final fee table and expense example hereto as Exhibit A.

Prospectus Summary — Principal Investment Strategies

3. Comment: In the second paragraph under “Principal Investment Strategies,” with respect to the disclosure that references “that the Advisor may adjust the representation in the Portfolio of an eligible company,” please clarify how companies are determined to be eligible for inclusion in the Portfolio.

U.S. Securities and Exchange Commission
February 4, 2022

Response: The Registrant respectfully declines to revise the disclosure. The Registrant notes that the Portfolio discloses, which is consistent with the predecessor fund’s longstanding disclosure, that the Portfolio invests in a “broad and diverse group of securities of U.S. companies that the Advisor determines to be value stocks.”  The Portfolio’s disclosure further clarifies that “an equity issuer is considered to have a low relative price (i.e., a value stock) primarily because it has a low price in relation to its book value,” in addition to noting that the “Advisor considers companies of all market capitalizations for purchase by the Portfolio.”

4. Comment: In the second paragraph under “Principal Investment Strategies,” the disclosure lists a number of factors that may be considered to adjust a company’s representation or exclude a company from the Portfolio including free float, momentum, trading strategies, liquidity, size, relative price, profitability and investment characteristics. Please elaborate as to how these factors are used.

Response:  The Registrant has revised the disclosure as follows:

To achieve the Tax-Managed Value ETF’s investment objective, Dimensional Fund Advisors LP (the “Advisor”) implements an integrated investment approach that combines research, portfolio design, portfolio management, and trading functions. As further described below, the Portfolio’s design emphasizes long-term drivers of expected returns identified by the Advisor’s research, while balancing risk through broad diversification across companies and sectors. The Advisor’s portfolio management and trading processes further balance those long-term drivers of expected returns with shorter-term drivers of expected returns and trading costs.~~The Advisor may adjust the representation in the Portfolio of an eligible company, or exclude a company, after considering such factors as free float, momentum, trading strategies, liquidity, size, relative price, profitability, investment characteristics, and other factors that the Advisor determines to be appropriate.~~  The Advisor may also increase or reduce the Tax-Managed Value ETF’s exposure to an eligible company, or exclude a company, based on shorter-term considerations, such as a company’s price momentum and investment characteristics. In assessing a company’s investment characteristics, the Advisor considers ratios such as recent changes in assets divided by total assets. The criteria the Advisor uses for assessing a company’s investment characteristics are subject to change from time to time. In addition, the Advisor seeks to reduce trading costs using a flexible trading approach that looks for opportunities to participate in the available market liquidity, while managing turnover and explicit transaction costs.

Prospectus Summary — Principal Risks

5. Comment: If appropriate, please include portfolio turnover risk disclosure.

Response: The Registrant supplementally confirms that portfolio turnover is not an appropriate principal risk of the Portfolio (i.e., which is consistent with the predecessor fund).

6. Comment: Please consider whether Large Cap, Management or Large Shareholder Risks should be included as principal risks for the Portfolio.

Response: The Registrant respectfully declines to include a Large Cap principal risk and believes that such risk is adequately covered within the “Equity Market” principal risk of the Portfolio. Further, the Registrant respectfully declines to include a Management principal risk.  The Registrant believes the Portfolio appropriately discloses the principal risks associated with its investment strategies. Lastly, the

U.S. Securities and Exchange Commission
February 4, 2022

Registrant supplementally confirms that Large Shareholder Risk is not an appropriate principal risk of the Portfolio.

7. Comment: In the Premium/Discount Risk, please include a second sentence that notes that, in addition to leading to a significant premium or discount, these factors may also lead to a widening of the bid ask spreads.

Response: The Registrant has revised the disclosure accordingly.

Prospectus Summary — Performance

8. Comment: With respect to the “Performance” section, please supplementally confirm that the performance of the predecessor fund was not adjusted to reflect the ETF’s fees and expenses.

Response: The Registrant supplementally confirms that the performance of the predecessor fund was not adjusted to reflect the ETF’s fees and expenses.

9. Comment: Please include the information required by Item 4(b)(2)(ii), with respect to the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.

Response: The Registrant has revised the performance table to include the calendar year performance information for 2021.

Prospectus Summary — Investment Advisor/Portfolio Management

10. Comment: On page 5, please have the disclosure reflect that the portfolio managers are jointly and primarily responsible for the daily management of the Portfolio.

Response: The Registrant notes that Item 5(b) of Form N-1A only requires that the Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of its portfolio.  The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

Additional Information on Investment Objective and Policies

11. Comment: On page 7, please disclose that the Portfolio’s Rule 35d-1 policy can be changed with 60 days’ notice.

Response: The Registrant respectfully declines to revise the disclosure. The Registrant notes that the Portfolio, similar to its predecessor fund, does, however, include such disclosure in its Statement of Additional Information under the “Portfolio Characteristics, Policies and Investment Process” section.

12. Comment: In the “Additional Information on Investment Objective and Policies” section, please disclose the criteria used to determine if a company is a U.S. company.

Response:  The Registrant has revised the disclosure to clarify that the Portfolio purchases securities of “U.S. operating companies listed on securities exchanges in the United States that are deemed appropriate by the Advisor.”

U.S. Securities and Exchange Commission
February 4, 2022

13. Comment: On page 8 in the third paragraph, there is a reference to the Portfolio being able to invest in ETFs. If the Portfolio’s cost of investing in ETFs is expected to exceed 1 basis point, please include the expense in the fee table.

Response: The Registrant confirms that acquired fund fees and expenses, as applicable, are appropriately disclosed in the fee table in accordance with Form N-1A.

14. Comment: Please confirm that the disclosure in the “Tax-Managed Strategies” section is consistent with the disclosure included in the Prospectus Summary.

Response:  The Registrant supplementally confirms that the disclosure is consistent.

15. Comment: In the first sentence of the fifth paragraph under the “Tax-Management Strategies” section, the disclosure states that, despite its tax-management strategies, the Portfolio may still distribute taxable gains and dividends to shareholders. Please consider including a summary of this paragraph in the Prospectus Summary’s investment strategies or risk disclosure.

Response: The Registrant has incorporated the following statement into the “Tax Management Strategy Risk” in the Prospectus Summary:  Although the Advisor intends to manage the Portfolio in a manner which considers the effects of the realization of capital gains and taxable dividend income each year, the Portfolio may nonetheless distribute taxable gains and dividends to shareholders.

Additional Information Regarding Investment Risks

16. Comment: On page 10, in the “Derivatives Risk” disclosure, please make sure this disclosure is tailored to the derivative instruments utilized by the Portfolio.

Response: The Registrant supplementally confirms that the “Derivatives Risk” is appropriately tailored to the derivative instruments utilized by the Portfolio.

17. Comment: Under “Market Trading Risk,” in the last sentence of the first paragraph that discusses the effects of stressed market conditions on the variance of market price and NAV, please also state that these stressed market conditions can also result in widening of the bid ask spread.

Response: The Registrant has revised the disclosure accordingly.

Securities Loans

18. Comment: On page 12 under the heading “Securities Loans,” it appears that the word “such” should be removed from before the word “securities” in the first sentence.

Response: The Registrant has revised the disclosure accordingly.

U.S. Securities and Exchange Commission
February 4, 2022

Management of the Trust

19.  Comment: On page 15 in the “Management of Trust” section, please include the aggregate management fee paid by the predecessor fund to the Advisor in the last fiscal year as required by Item 10(a)(1)(ii) of Form N-1A.

Response: The Registrant has revised the disclosure accordingly.

20. Comment: Please confirm whether the “Manager of Mangers” relief section included for other portfolios applies to this Portfolio.

Response: The Registrant confirms that the Manager of Managers relief section is not applicable to this Portfolio or its predecessor fund.

Purchase and Sale of Shares

21. Comment: On page 19, please include Juneteenth in the list of holidays during which the NYSE will be closed.

Response: The Registrant has revised the disclosure accordingly.

22. Comment: In the last paragraph under the “Purchase and Sale of Shares” section, please revise the paragraph to update the disclosure with respect to the effectiveness of Rule 12d1-4.

Response: The Registrant has revised the disclosure accordingly.

Financial Highlights

23. Comment: Please confirm that the “Financial Highlights” section will be updated to include the predecessor fund’s financial highlights for the 10/31/21 fiscal year in the Rule 485(b) filing.

Response: The Registrant supplementally confirms that the “Financial Highlights” section will be updated to include the predecessor fund’s financial highlights for the 10/31/21 fiscal year in the Rule 485(b) filing.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

24. Comment: On page 4 of the SAI, please include examples in the paragraph that discusses ESG considerations.

Response: The Registrant respectfully declines to revise the disclosure.  The Registrant moved the disclosure to the SAI after discussions with the SEC staff because the process is not considered a principal investment strategy of the Portfolio. The Registrant, however, believes it is important to provide disclosure in the Portfolio’s Registration Statement because the Portfolio monitors, and may take action based on, ESG news related to, and large share price movements of, eligible portfolio companies, as disclosed on page 4 of the SAI.

U.S. Securities and Exchange Commission
February 4, 2022

25. Comment: On page 28 of the SAI, please include ownership by the portfolio managers in the predecessor fund.

Response: The Registrant has revised the disclosure accordingly.

26. Comment: Please confirm that the language about derivative actions in the third paragraph on page 29 under “Shareholder Rights” is consistent with the prospectus disclosure concerning derivative actions.

Response: The Registrant supplementally confirms that the disclosure is consistent and notes that the differences between the disclosures are related to additional disclosure that was requested by the SEC and required to be in the prospectus in connection with the Registrant’s initial registration statement.

27. Comment: In the last paragraph on page 33, please remove the word “absolute” in the phrase “absolute right to reject to reject” and after the word “right,” please include the following: “(to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act and the SEC’s positions thereunder).”  In addition, please also remove the examples listed in “(d)” and “(f).”

Response: The Registrant has revised the disclosure accordingly.

PART C

28. Comment: Please include a new securities opinion as an exhibit in the Rule 485(b) filing.

Response: The securities opinion with respect to the Portfolio will be included as an exhibit to the 485(b) filing.

* * * * * *

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust

EXHIBIT A

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)*

Management Fee	0.20%
Other Expenses	0.03%
Total Annual Fund Operating Expenses	0.23%
*
Effective October 18, 2021, the predecessor fund (defined below) changed its investment structure to a stand-alone investment structure.  Accordingly, the fees and expenses of the Portfolio have been restated and no longer reflect the aggregate direct and indirect expenses of the predecessor fund’s previous master-feeder structure.

EXAMPLE

This Example is meant to help you compare the cost of investing in the US Marketwide Value ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years	5 Years	10 Years
$24	$74	$130	$293